FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2014
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 1, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:July 1, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors June sales at 38,557 nos.

Mumbai, July 1, 2014: Tata Motors' total sales (including exports) of Tata commercial and passenger vehicles in June 2014 were 38,557 vehicles, a decline of 27% over 52,712 vehicles sold in June 2013. The company's domestic sales of Tata commercial and passenger vehicles for June 2014 were 34,743 nos., 29% decline over 48,716 nos., sold in June last year.

Cumulative sales (including exports) for the company for the fiscal are 1,09,974 nos., lower by 28% over 153,195 nos., sold last year.

Commercial Vehicles

The company's sales of commercial vehicles in June 2014 in the domestic market were 26,832 nos., a 27% decline compared to 36,912 vehicles sold in June last year. LCV sales were 17,212 nos., a decline of 33% over June last year, while M&HCV sales stood at 9,620 nos., a decline of 14% over June last year.

Cumulative sales of commercial vehicles in the domestic market for the fiscal was 75,165 nos., lower by 30% over last year. Cumulative LCV sales was 48,007 nos., a decline of 37% over last year, while M&HCV sales stood at 27,158 nos., lower by 13% over last year.

Passenger Vehicles

Sales of passenger vehicles for June 2014 were at 7,911 nos., lower by 33% over 11,804 vehicles sold in June 2013. Sales of the Nano/ Indica/ Indigo range in June 2014 were 5,933 nos., lower by 38% over 9,628 vehicles sold in June 2013. The Sumo/ Safari/ Aria/ Venture range sales were 1,978 nos., a decline of 9% over 2,176 nos., sold in June last year.

Cumulative sales of passenger vehicles in the domestic market for the fiscal are 24,582 nos., lower by 29% over last year. Cumulative sales of the Nano/ Indica/ Indigo range this fiscal was 18,518 nos., lower by 33% over 27,473 vehicles sold, over last year. The Sumo/ Safari/ Aria/ Venture range sales stood at 6064 nos., 14% decline over 7035 nos., sold last year.

Exports

The company's sales from exports were 3,814 nos. in June 2014, registered a decline of 5% compared to 3,996 vehicles in June last year. The cumulative sales from exports for the fiscal at 10,227 nos., was lower by 11% over 11,435 nos., over last year.

- Ends -

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.